Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 6, 2024
Relating to Preliminary Prospectus Supplement dated May 6, 2024 and
Prospectus dated May 1, 2024
Registration No. 333-279023

Ares Capital Corporation

$850,000,000
5.950% Notes due 2029

PRICING TERM SHEET
May 6, 2024

The following sets forth the final terms of the 5.950% Notes due 2029 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated May 6, 2024, together with the accompanying prospectus dated May 1, 2024, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer	Ares Capital Corporation
Security	5.950% Notes due 2029
Ratings (Moody’s / S&P / Fitch)*	Baa3/BBB-/BBB (Positive/Positive/Positive)
Aggregate Principal Amount Offered	$850,000,000
Maturity	July 15, 2029, unless earlier repurchased or redeemed
Trade Date	May 6, 2024
Settlement Date**	May 13, 2024 (T+5)
Interest Payment Dates	January 15 and July 15, commencing July 15, 2024

Price to Public (Issue Price)	98.983% of the principal amount
Coupon (Interest Rate)	5.950%
Yield to Maturity	6.185%
Benchmark Treasury	4.625% due April 30, 2029
Benchmark Treasury Price / Yield	100-19 ¾ / 4.485%
Spread to Benchmark Treasury	+170 basis points
Change of Control	Holders have the right to require Ares Capital to repurchase the Notes at 100% of their principal amount plus accrued and unpaid interest, if any, in the event of a Change of Control Repurchase Event.

Optional Redemption

Prior to June 15, 2029 (one month prior to their maturity date) (the “Par Call Date”), Ares Capital may redeem the Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1)           (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

2)           100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, Ares Capital may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN	04010LBG7 / US04010LBG77
Joint Book-Running Managers	BofA Securities, Inc.
J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Truist Securities, Inc.

Joint Lead Managers	CIBC World Markets Corp.
ICBC Standard Bank Plc
Morgan Stanley & Co. LLC Barclays Capital Inc.
BNP Paribas Securities Corp.
BNY Mellon Capital Markets, LLC
Capital One Securities, Inc.
Goldman Sachs & Co. LLC
Natixis Securities Americas LLC
Regions Securities LLC
SG Americas Securities, LLC
U.S. Bancorp Investments, Inc.

Co-Managers	ING Financial Markets LLC
R. Seelaus & Co., LLC Academy Securities, Inc.
Citigroup Global Markets Inc.
Comerica Securities, Inc.
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Ares Capital Corporation expects that delivery of the Notes will be made to investors on or about May 13, 2024, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on any date prior to two business days before delivery will be required by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on any date prior to two business days before delivery should consult their advisors.

Investors are advised to carefully consider the investment objective, risks, charges and expenses of Ares Capital before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Ares Capital and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Ares Capital and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.

The issuer has filed a registration statement, including a prospectus and a prospectus supplement with the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Securities, Inc. at 1-800-294-1322, J.P. Morgan Securities LLC at 1-212-834-4533, SMBC Nikko Securities America, Inc. at 1-888-868-6856 or Wells Fargo Securities, LLC at 1-800-645-3751.